Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is made pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities. Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Hong Kong prospectus dated November 29, 2021 (the “Prospectus”) issued by Weibo Corporation (the “Company”).

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended from time to time. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have completed a public offering of the securities described herein in the United States pursuant to our shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission on November 26, 2021.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure. For further information about the risks associated with our WVR structure, please refer to the section headed “Risk Factors – Risks Related to Our Shares, Our ADSs and the Listing” of the Prospectus. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

WEIBO CORPORATION

(a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9898)

PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION,

STABILIZING ACTIONS

AND END OF STABILIZATION PERIOD

PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION

We refer to the Prospectus and the allotment results announcement of the Company dated December 7, 2021. On January 1, 2022 (after trading hours), the Joint Representatives (for themselves and on behalf of the International Underwriters) have partially exercised the Over-allotment Option in respect of an aggregate of 1,453,620 Class A ordinary shares (the “Over-allotment Shares”), representing approximately 13.21% of the total number of Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

Pursuant to the Stock Borrowing Agreement entered into between Goldman Sachs International (an affiliate of Goldman Sachs (Asia) L.L.C.) and WB HZGS Estate (Hong Kong) Limited, Goldman Sachs International has borrowed 1,650,000 Class A ordinary shares from WB HZGS Estate (Hong Kong) Limited to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return to WB HZGS Estate (Hong Kong) Limited of part of the borrowed Class A ordinary shares.

The Over-allotment Shares will be sold by SINA Corporation (the “Selling Shareholder”) at HK$272.80 per Class A ordinary share (exclusive of brokerage of 1%, SFC transaction levy of 0.0027%, FRC transaction levy of 0.00015% and Stock Exchange trading fee of 0.005%), being the International Offer Price.

Approval of Listing

The Listing Committee of the Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of and dealings in the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange will commence at 9:00 a.m. on January 7, 2022.

Our Total Number of Shares upon the Partial Exercise of the Over-Allotment Option

Our total number of Class A ordinary shares immediately before and immediately after the completion of the partial exercise of the Over-allotment Option (assuming the total number of Class A ordinary shares remains unchanged since September 30, 2021, except for the Class A ordinary shares issued following the completion of the Global Offering, without taking into account the Class A ordinary shares issued and reserved for future issuance upon the exercising or vetting of awards granted under our Share Incentive Plans) is 138,312,831 Class A ordinary shares and 139,766,451 Class A ordinary shares, respectively. Our total number of Class B ordinary shares immediately before and immediately after the completion of the partial exercise of the Over-allotment Option is 96,278,958 Class B ordinary shares and 94,825,338 Class B ordinary shares, respectively.

Use of Proceeds

The Company will not receive any of the proceeds from the sale of the Over-allotment Shares by the Selling Shareholder pursuant to the exercise of the Over-allotment Option.

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

We further announce that the stabilization period in connection with the Global Offering ended on January 1, 2022, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Goldman Sachs (Asia) L.L.C., as the Stabilizing Manager, or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)	over-allocations of an aggregate of 1,650,000 Class A ordinary shares in the International Offering, representing approximately 15% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

(2)	borrowing of an aggregate of 1,650,000 Class A ordinary shares from WB HZGS Estate (Hong Kong) Limited pursuant to the Stock Borrowing Agreement to cover over-allocations in the International Offering;

(3)	successive purchases of an aggregate of 196,380 Class A ordinary shares at a price in the range of HK$218.80 to HK$257.60 per Class A ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%) on the market during the stabilization period. The last purchase made by the Stabilizing Manager on the market during the course of the stabilization period was on December 28, 2021 at the price of HK$231.2 per Class A ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%); and

(4)	the partial exercise of the Over-allotment Option by the Joint Representatives (for themselves and on behalf of the International Underwriters) on January 1, 2022, in respect of an aggregate of 1,453,620 Class A ordinary shares, representing 13.21% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option), to facilitate the return to WB HZGS Estate (Hong Kong) Limited of part of the borrowed Class A ordinary shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering.

The portion of the Over-allotment Option which has not been exercised by the Joint Representatives, on behalf of the International Underwriters, lapsed on January 1, 2022.

By order of the Board

Weibo Corporation

Charles Chao

Chairman of the Board of Director

Hong Kong, January 1, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Charles Chao, Ms. Hong Du, Mr. Daniel Yong Zhang and Mr. Gaofei Wang as the directors, and Mr. Pochin Christopher Lu, Mr. Pehong Chen and Mr. Yan Wang as the independent directors.

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